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GAMCO Investors, Inc.

November 10, 2010

Mr. Ronald E. Weinberg
Chairman & CEO
Hawk Corporation
200 Public Square
Suite 1500
Cleveland, OH 44114

Dear Ron:

Trust all is well.

Again, I commend you for growing the values of Hawk and allowing them to surface.

Your transaction with Carlisle is well within the private market value we established for your company for calendar 2010.

I will be recommending to our team at GAMCO to induct you into our Hall of Fame for the dynamics that you helped to unfold on behalf of our clients who are major shareholders of your company.

With best wishes, I am

Sincerely,

Mario J. Gabelli

MJG:ms